UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Rain Oncology Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Titles of Class of Securities)

75082Q105
(CUSIP Number)

Joshua C. La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No.: 75082Q105	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,815,562 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,815,562 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,815,562 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 1,663,350 shares of Common Stock that Boxer Capital has the right to acquire upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis.
(2)
Based on 28,183,808 shares of the Issuer's Common Stock outstanding, which is the sum of (i) 26,520,458 shares of Common Stock outstanding as of May 4, 2023, as reflected in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission ("SEC") on May 11, 2023, (ii) 1,663,350 shares of Common Stock that the Reporting Persons have the right to acquire within 60 days, taking into account the Beneficial Ownership Limitation.

CUSIP No.: 75082Q105	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,815,562 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,815,562 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,815,562 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Includes 1,663,350 shares of Common Stock that Boxer Capital has the right to acquire upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis.

(2)
Based on 28,183,808 shares of the Issuer's Common Stock outstanding, which is the sum of (i) 26,520,458 shares of Common Stock outstanding as of May 4, 2023, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 11, 2023, (ii) 1,663,350 shares of Common Stock that the Reporting Persons have the right to acquire within 60 days, taking into account the Beneficial Ownership Limitation.

CUSIP No.: 75082Q105	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,815,562 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,815,562 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,815,562 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 1,663,350 shares of Common Stock that Boxer Capital has the right to acquire upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis.

(2)
Based on 28,183,808 shares of the Issuer's Common Stock outstanding, which is the sum of (i) 26,520,458 shares of Common Stock outstanding as of May 4, 2023, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 11, 2023, (ii) 1,663,350 shares of Common Stock that the Reporting Persons have the right to acquire within 60 days, taking into account the Beneficial Ownership Limitation.

CUSIP No.: 75082Q105	SCHEDULE 13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
79,726

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
79,726

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,726 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 79,726 shares of Common Stock that MVA Investors, LLC has the right to acquire upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis.
(2)
Based on 28,183,808 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 26,520,458 shares of Common Stock outstanding as of May 4, 2023, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 11, 2023, (ii) 1,663,350 shares of Common Stock that the Reporting Persons have the right to acquire within 60 days, taking into account the Beneficial Ownership Limitation.

CUSIP No.: 75082Q105	SCHEDULE 13D	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
99,726

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
99,726

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,726 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (i) 20,000 shares of Common Stock that Aaron I Davis has the option to purchase and (ii) 79,726 shares of Common Stock that MVA Investors, LLC has the right to acquire upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis.

(2)
Based on 28,183,808 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 26,520,458 shares of Common Stock outstanding as of May 4, 2023, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 11, 2023, (ii) 1,663,350 shares of Common Stock that the Reporting Persons have the right to acquire within 60 days, taking into account the Beneficial Ownership Limitation.

CUSIP No.: 75082Q105	SCHEDULE 13D	Page 7 of 8 Pages

EXPLANATORY NOTE
This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Boxer Capital, LLC, (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”), Aaron I. Davis and Joe Lewis (collectively with Boxer Capital, Boxer Management, MVA Investors and Aaron I. Davis, the “Reporting Persons”) on May 3, 2021 (the “Schedule 13D”), as amended by Amendment No. 1 filed on November 8, 2022. Capitalized terms used but not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) is hereby amended and restated as follows:
All percentages are based on 28,183,808 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 26,520,458 shares of Common Stock outstanding as of May 4, 2023, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 11, 2023, (ii) 1,663,350 shares of Common Stock that the Reporting Persons have the right to acquire within 60 days. Boxer Capital has the right to acquire 1,663,350 shares of Common Stock upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis; Aaron I. Davis has the option to purchase 20,000 shares of Common Stock from the Issuer within 60 days; and MVA Investors, LLC has the right to acquire 79,726 shares of Common Stock upon the conversion of shares of the Issuer’s non-voting common stock on a one-for-one basis; provided, that, the Beneficial Ownership Limitation prohibits the Reporting Persons from effecting any conversion of shares of the Issuer’s non-voting common stock into shares of Common Stock that would result in their aggregate beneficial ownership of Common Stock exceeding 9.99% of the Common Stock then outstanding.
(a)
Taking into consideration the Beneficial Ownership Limitation, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,815,562 shares of Common Stock, representing 9.99% of the outstanding Common Stock.

Boxer Capital, Boxer Management and Joe Lewis beneficially own 2,815,562 shares of Common Stock which represents 9.9% of the outstanding Common Stock. Boxer Capital owns 3,059,574 shares of non-voting common stock, however, the effect of the Beneficial Ownership Limitation is that Boxer Capital, Boxer Management and Joe Lewis cannot own more than 2,815,562 shares of Common Stock.
Aaron I Davis beneficially owns 99,726 shares of Common Stock, which represents less than 0.1% of the outstanding Common Stock, of which MVA Investors beneficially owns 79,726 shares of Common Stock.
(b)	With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has the sole power to vote or to direct the vote of any of the shares of Common Stock they beneficially own, except that Aaron Davis has such power with respect to 20,000 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 2,815,562 shares of Common Stock they beneficially own. MVA Investors and Aaron Davis have shared power to vote or to direct the vote of the 79,726 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has the sole power to dispose or to direct the disposition of any of the shares of Common Stock they beneficially own, except that Aaron Davis has such power with respect to 20,000 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 2,815,562 shares of Common Stock they beneficially own. MVA Investors and Aaron Davis have shared power to dispose or to direct the disposition of 79,726 shares of Common Stock.

Item 5(c) is hereby amended by adding the following:
On April 2, 2023, Aaron Davis may be deemed to have acquired beneficial ownership of 20,000 shares of Common Stock underlying a stock option awarded to him by the Issuer on June 1, 2022, which will vest on June 1, 2023, subject to certain conditions.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  May 24, 2023

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.
By:	/s/ Paul Higgs
Name:	Paul Higgs
Title:	Director

JOSEPH C. LEWIS
/s/ Joseph C. Lewis
Joseph C. Lewis Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually